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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

        Under the Securities Exchange Act of 1934
(Amendment No. 2)1

Autoimmune Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
052776101 (CUSIP Number)
Hope Flack BVF Partners L.P 227 West Monroe Street, Suite 4800 Chicago, Illinois 60606 (312) 263-7777 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 4, 2002 (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☒.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

1
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 052776101	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,403,529
BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON
WITH	10	SHARED DISPOSITIVE POWER 1,403,529

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,403,529

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%

14	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 052776101	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund II, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY OWNED	8	SHARED VOTING POWER 603,163
BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON
WITH	10	SHARED DISPOSITIVE POWER 603,163

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 603,163

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%

14	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 052776101	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON: BVF Investments, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,406,905
BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON
WITH	10	SHARED DISPOSITIVE POWER 1,406,905

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,406,905

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%

14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 052776101	13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON: BVF Partners L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY OWNED	8	SHARED VOTING POWER 3,589,097
BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON
WITH	10	SHARED DISPOSITIVE POWER 3,589,097

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,589,097

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%

14	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 052776101	13D	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON: BVF Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY OWNED	8	SHARED VOTING POWER 3,589,097
BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON
WITH	10	SHARED DISPOSITIVE POWER 3,589,097

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,589,097

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%

14	TYPE OF REPORTING PERSON* IA, CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 052776101	13D	Page 7 of 9 Pages

        This Amendment No. 2 (the "Amendment") to the Statement on Schedule 13D (the "Statement") is being filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Investments L.L.C., a Delaware limited liability company ("Investments"), BVF Partners L.P., a Delaware limited partnership ("Partners") and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF, BVF2, Investments, and Partners, the "Reporting Persons") with respect to the Common Stock, par value $0.01 per share (the "Stock"), of Autoimmune Inc., a Delaware corporation ("Autoimmune"). The principal executive office of Autoimmune is located at 1199 Madia Street, Pasadena, California, 91103.

        Item 3 is hereby amended to read in its entirety as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Since April 7, 2002, Partners, in its capacity as (i) general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 23,900 shares of the Stock for an aggregate consideration of $20,313, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners; (ii) general partner of BVF2, has purchased on behalf of such limited partnership an aggregate number of 16,000 shares of the Stock for an aggregate consideration of $13,520, utilizing funds provided by BVF2 from its working capital pursuant to the terms of its limited partnership agreement with Partners; and (iii) manager of Investments, has purchased on behalf of such limited liability company an aggregate number of 35,000 shares of the Stock for an aggregate consideration of $29,770 utilizing funds provided by Investments from its working capital pursuant to the terms of its investment advisory agreement with Partners.

        Item 4 is hereby amended to read in its entirety as follows:

ITEM 4. PURPOSE OF TRANSACTIONS.

        The sole purpose of the acquisitions fo the shares of Stock reported herein was for investment. The Reporting Persons did not at the time they acquired the shares of Stock, and do not presently, have any plant to acquire control of Autoimmune. The Reporting Persons may provide constructive input regarding measures intended to maximize shareholder value. The Reporting Persons may acquire or dispose of additional shares of Stock from time to time.

        Item 5 is hereby amended to read in its entirety as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

  (a)
  BVF beneficially owns 1,403,529 shares of the Stock, BVF2 beneficially owns 603,163 shares of the Stock, Investments beneficially owns 1,406,905 shares of the Stock and each of Partners and BVF Inc. beneficially owns 3,589,097 shares of the Stock, representing approximately 8.3%, 3.6%, 8.3% and 21.2% respectively, of the aggregate number of shares of the Stock outstanding as of April 30, 2002.

  (b)
  Each of BVF, BVF2 and Investments shares with Partners voting and dispositive power over the shares of the Stock each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 3,589,097 shares of the Stock they beneficially own with, in addition to BVF, BVF2 and Investments, Investment 10, L.L.C., an Illinois limited liability company ("ILL10") and managed account on whose behalf Partners, as investment advisor, purchased such shares. ILL10 specializes in holding biotechnology stocks for investment purposes and its business address is 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606.

  (c)
  Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons since April 7, 2002. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons during the last 60 days.

CUSIP NO. 052776101	13D	Page 8 of 9 Pages
  (d)
  ILL10 is entitled to receive dividends and any sale proceeds with respect to shares of the Stock in proportion to its respective ownership interest therein.

        Item 7 is hereby amended to read in its entirety as follows:

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.A—Agreement Regarding Joint Filing

Exhibit 99.B—Transactions in the Stock by Reporting Persons

CUSIP NO. 052776101	13D	Page 9 of 9 Pages

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

        Dated: June 14, 2002

BIOTECHNOLOGY VALUE FUND, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BVF INVESTMENTS L.L.C.
By:	BVF Partners L.P., its manager
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BVF PARTNERS L.P.
By:	BVF Inc., its general partner
	By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BVF INC.
By:	/s/ MARK N. LAMPERT Mark N. Lampert President

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SCHEDULE 13D